# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SS Innovations International, Inc., CIK 0001676163
CUSIP: 05453U203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1600 SE 15th Street,, #512, Fort Lauderdale,, Florida (FL), 33316
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001570020

## Reporting persons
- Sudhir Srivastava, M.D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 117,324,445; shared voting power 0; sole dispositive power 117,324,445; shared dispositive power 0; aggregate amount beneficially owned 117,324,445 (60.6% of the class)
  Comment: Consists of (a) 112,926,514 shares of Common Stock of the Company held by Sushruta PVT LTD; (b) 32,000 shares of Common Stock of the Company held by Dr. Srivastava; and (c) Options held by Dr. Srivastava to purchase 4,364,931 shares of Common Stock of the Company. Dr. Srivastava has a 100% interest in Sushruta PVT LTD. Percentage in Row 11 is calculated based on 193,603,970 shares of common stock outstanding as of May 13, 2025, as reported in the issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.
- Sushruta PVT LTD: type of reporting person: other (OO); citizenship or place of organization: Bahamas (C5); sole voting power 112,926,514; shared voting power 0; sole dispositive power 112,926,514; shared dispositive power 0; aggregate amount beneficially owned 112,926,514 (58.33% of the class)
  Comment: Row 5 and Row 7 consists of 112,926,514 shares of Common Stock of the Company held by Sushruta PVT LTD. Percentage in Row 11 is calculated based on 193,603,970 shares of common stock outstanding as of May 13, 2025, as reported in the issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.

## Item 1. Issuer
Name of issuer: SS Innovations International, Inc.
Address of issuer's principal executive offices: 1600 SE 15th Street, #512 Fort Lauderdale, FL 33316

## Item 2. Person Filing
Name of person filing:
(1) Sudhir Srivastava, M.D.
(2) Sushruta PVT LTD
Address of principal business office or, if none, residence:
The address for Sudhir Srivastava, M.D., Sushruta PVT LTD and Sudhir Srivastava Innovations PTE LTD is as follows:

1600 SE 15th Street, #512
Fort Lauderdale, FL 33316
Citizenship:
Sudhir Srivastava, M.D. - USA
Sushruta PVT LTD - Commonwealth of the Bahamas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) Sudhir Srivastava, M.D. - 117,324,445
(2) Sushruta PVT LTD - 112,926,514
Percent of class:
(1) Sudhir Srivastava, M.D. - 60.60%
(2) Sushruta PVT LTD - 58.33%.

All calculations of percentage ownership herein are based upon an aggregate of 193,603,970 shares of common stock outstanding as of May 13, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 filed with the Securities and Exchange Commission on May 14, 2025.
Sole power to vote or to direct the vote:
(1) Sudhir Srivastava, M.D. - 117,324,445
(2) Sushruta PVT LTD - 112,926,514
Shared power to vote or to direct the vote:
(1) Sudhir Srivastava, M.D. - 0
(2) Sushruta PVT LTD - 0
Sole power to dispose or to direct the disposition:
(1) Sudhir Srivastava, M.D. - 117,324,445
(2) Sushruta PVT LTD - 112,926,514
Shared power to dispose or to direct the disposition:
(1) Sudhir Srivastava, M.D. - 0
(2) Sushruta PVT LTD - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The shares of common stock referenced in Item 4, Section (a) above include shares held of record by Sushruta PVT LTD. Dr. Srivastava owns a 100% beneficial interest in Sushruta PVT LTD.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
JOINT FILING AGREEMENT

## Signatures
- Sudhir Srivastava, M.D.: /s/ Sudhir Srivastava, Sudhir Srivastava, M.D. (05/15/2025)
- Sushruta PVT LTD: /s/ Sudhir Srivastava, Sudhir Srivastava, M.D., Authorized Signatory (05/15/2025)